SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D

                      UNDER THE SECURITIES ACT OF 1934

                            (Amendment No. ___)

                          Heartland Partners, L.P.
_______________________________________________________________________________

                            (Name of Issuer)

                     Class A Limited Partnership Units
_______________________________________________________________________________

                       (Title of Class of Securities)

                                422357 10 3
_______________________________________________________________________________
                               (CUSIP Number)

                              David S. Richter
                     Waveland Capital Management, L.P.
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 739-2138
_______________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 24, 1998
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]





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 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Partners, L.P.
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) (_)
                                                                (b) (_)
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS            WC

________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                              (_)
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois

                   7        SOLE VOTING POWER

                ________________________________________________________________
NUMBER OF          8        SHARED VOTING POWER
SHARES                      135,935
BENEFICIALLY    ________________________________________________________________
OWNED BY           9        SOLE DISPOSITIVE POWER
EACH
REPORTING        _______________________________________________________________
PERSON             10       SHARED DISPOSITIVE POWER
                            135,935
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          135,935 Units
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.34%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         PN

 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                    Waveland Capital Management, L.P.
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS            WC
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                        (_)
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Illinois
________________________________________________________________________________
                  7        SOLE VOTING POWER
            ___________________________________________________________________

NUMBER OF         8        SHARED VOTING POWER
SHARES                     135,935
BENEFICIALLY __________________________________________________________________
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING    __________________________________________________________________
PERSON            10       SHARED DISPOSITIVE POWER
                           135,935
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          135,935 Units
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.34%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         PN

 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                        Clincher Capital Corporation
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
________________________________________________________________________________
3        SEC USE ONLY
________________________________________________________________________________
4        SOURCE OF FUNDS            WC
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois
________________________________________________________________________________
                   7        SOLE VOTING POWER

              __________________________________________________________________
NUMBER OF          8        SHARED VOTING POWER
SHARES                              135,935
BENEFICIALLY  __________________________________________________________________
OWNED BY           9        SOLE DISPOSITIVE POWER
EACH
REPORTING    ___________________________________________________________________
PERSON            10       SHARED DISPOSITIVE POWER
                           135,935
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         135,935 Units
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.34%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Class A Limited Partnership Units (the "Units") of Heartland Partners, L.P., a Delaware limited partnership (the "Issuer") with its principal executive office located at 547 West Jackson Boulevard, Chicago, Illinois 60661.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Waveland Partners, L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital") and Clincher Capital Corporation, an Illinois corporation ("Clincher" and together with Waveland and Waveland Capital, the "reporting persons").

         The reporting persons have their principal offices at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland. Waveland is a private investment partnership whose primary activities include investments in marketable securities and private investments.

         (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

Name                    Principal Occupation or Employment
----                    ----------------------------------

David S. Richter       Director, President, Secretary and Treasurer, Clincher
                       Capital Corporation.

Stephen J. Malkin      Director and Chairman of the Board, Clincher Capital
                       Corporation.

Michael J. Sacks       Director and Chief Executive Officer, Clincher Capital
                       Corporation.

Paul A. Meister        Vice President and Assistant Secretary, Clincher Capital
                       Corporation.

         (d) During the last five years, none of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).




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         (e) During the last five years, none of the persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The working capital of Waveland is the source of funds used in making purchases of Units.

ITEM 4.           PURPOSE OF TRANSACTION.

         The acquisition of Units reported herein is for investment purposes. The reporting persons routinely monitor the performance of their investments, including their investment in the Issuer. In this connection, the reporting persons intend to continuously evaluate the Issuer's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the reporting persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Depending on such evaluations, the reporting persons may, at any time and from time to time, purchase additional Units or may dispose of any and all Units held by them. In the interest of maximizing unitholder value, the reporting persons may from time to time develop plans respecting, or propose changes in, the management, policies, operations, capital structure or business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquisitions or dispositions of one or more businesses, business combinations involving the Issuer, changes in the Issuer's general partner or the board of directors or management of the Issuer or its general partner, changes in the Issuer's capitalization, actions respecting anti-takeover measures, or changes in the Issuer's compensation or dividend policies. Notwithstanding the foregoing, the reporting persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Waveland has acquired 135,935 Units representing approximately 6.34% of the Units outstanding as of September 30, 1997 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
1997).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units acquired by Waveland.






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         (c) In the past 60 days, Waveland effected the following open market purchases of Units:

                  Number of                 Average
                  Units                     Price
Date              Acquired                  Per Unit
----              --------                  --------

2/04/98               400                   $ 14.875
2/10/98             3,800                   $ 15.000
2/11/98             6,400                   $ 15.195
2/17/98             2,000                   $ 15.250
2/24/98             9,800                   $ 15.125
2/25/98            19,085                   $ 15.250


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number            Description
-------           ------------

99.1              Joint Filing Agreement






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                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 1998

                                       WAVELAND PARTNERS, L.P.
                                       By: Waveland Capital Management, L.P.
                                           Its: General Partner
                                           By: Clincher Capital Corporation
                                               Its: General Partner

                                               By: /s/ David S. Richter
                                                ---------------------------
                                                David S. Richter, President

                                          WAVELAND CAPITAL MANAGEMENT, L.P.
                                           By: Clincher Capital Corporation
                                               Its: General Partner

                                               By: /s/ David S. Richter
                                                ---------------------------
                                                David S. Richter, President


                                           CLINCHER CAPITAL CORPORATION


                                           By: /s/ David S. Richter
                                            ---------------------------
                                            David S. Richter, President


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